Exhibit 2.s.2

Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends

(Dollars in Thousands, Except Ratios)

	For the six months ended	For the years ended March 31,
	September 30, 2014	2014	2013	2012	2011	2010
Net investment income	$9,063	$19,307	$16,488	$13,743	$16,171	$10,598
Add: fixed charges and preferred distributions (A)	3,419	5,959	4,779	1,435	1,191	3,612
Less: preferred dividends (A)	(1,425)	(2,850)	(2,850)	(198)	—	—

Earnings	$11,057	$22,406	$18,406	$14,970	$17,362	$14,210
Fixed charges and preferred distributions:
Interest expense	1,458	2,075	1,127	768	690	1,984
Amortization of deferred financing fees	536	1,024	791	459	491	1,618
Preferred distributions (A)	1,425	2,850	2,850	198	—	—

Total fixed charges and preferred distributions (A)	3,416	5,949	4,768	1,425	1,181	3,602
Ratio of earnings to combined fixed charges and preferred distributions (A)	3.2x	3.8x	3.9x	10.5x	14.7x	3.9x

(A)	Preferred dividends on Series A Term Preferred Stock